ASSOCIATED MEDIA HOLDINGS, INC.
5150 East Pacific Coast Highway
Suite 300
Long Beach CA 90804

February 9, 2007

Michele Anderson
Legal Branch Chief
Mail Stop 3720
United States
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Associated Media Holdings, Inc.
File No. 333-139640
Registration Statement on Form SB-2
Filed December 22, 2006

Dear Ms. Anderson:

Further to your letter of January 18, 2007, please find below our responses to your comments regarding our Registration Statement on Form SB-2. Associated Media Holdings Inc.’s responses to the staff’s comments are set forth below the text of the comment from your comment letter.

General

1.
Your disclosure indicates that the selling shareholders will sell their shares “at privately negotiated prices until our shares are quoted on the Pink Sheets or the Over-the-Counter Bulletin Board (“OTCBB”),” yet there is currently no market for your securities. Item 501 of Regulation S-B requires that you include the price range or the formula or method to be used to calculate the offering price. Please include a fixed price or price range pursuant to Rule 430A under the Securities Act prior to effectiveness. Also revise to slate that the selling shareholders will sell at a price of $x.xx (or a range) per share until your shares are quoted on the OTC Bulletin Board and thereafter they will sell at prevailing market prices or privately-negotiated prices. Alternatively, you may file a post-effective amendment to switch to a market price when the shares begin trading on a market.

Response: We have revised the disclosure in response to this comment.

Management’s Discussion and Analysis

2.
We note your reference to the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of l995. Section 27A(b)(2)(D) of the Securities Act of 1933 expressly states that the safe harbor for forward-looking statements does not apply to statements made in connection with an initial public offering, which includes your registration of securities on this Form SB-2. Please either delete any references to the safe harbor or make clear that the safe harbor does not apply to you. Also note that the safe harbor does not apply to statements made by a registrant that has issued penny stock during the three year period preceding the date on which the statements are first made.

Response: We have deleted the references to the safe harbor in response to this comment.

Signature Page

3.
Identify, such as by parenthetical, the person signing in the capacity of your principal accounting officer or controller, as your principal accounting officer's or controller's signature to the registration statement is required by Form SB-2.

Response: We have identified the “principal accounting officer” in response to this comment.

Thank you for providing feedback on the disclosures the Company provides. Please feel free to contact me at (562) 986-4800 or our legal counsel, Scott Museles, at 301-230-5246 should you have any additional questions or require any additional information.

Sincerely,

/s/ Darryl Franklin

Darryl Franklin
Chief Executive Officer